FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: January 19, 2005	By: “Fred George” Fred George President

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614   Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 3-2005	January 21, 2005

Gammon Lake Resources Inc., Announces Schedule of Upcoming Events

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce an upcoming schedule of Investor Relations events. These events include:

Report on Business Television (ROBTV): Fred George, Chairman and President of Gammon Lake Resources Inc., will be interviewed by Kim Parlee of Report on Business Television on January 24, 2005 at 8:50am Eastern time. The interview may also be viewed at www.robtv.com.

Wall Street Reporter: Fred George, will be interviewed by the Wall Street Reporter on January 25, 2005 at 10:00am Eastern time. The interview may be viewed on the Wall Street Reporter website at www.wallstreetreporter.com.

2005 Global Resources Conference: Fred George will be presenting at the BMO Nesbitt Burns 2005 Global Resources Conference at the Saddlebrook Resort near Tampa, Florida. The conference runs from February 27th to March 2nd, 2005.

PDAC 2005: Fred George will be in attendance at the Prospectors and Developers Association of Canada’s 2005 Investors Exchange where Gammon Lake Resources Inc. will have a Company information booth. The conference will be held at the Metro Toronto Convention Centre in Toronto, Ontario from March 6th to March 9th. Gammon Lake’s booth number is N20.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Ocampo gold-Silver Project in Chihuahua, Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614   Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 4-2005	January 21, 2005

Fred George, Chairman and President of Gammon Lake Resources Inc.,
Meets with President of Mexico, Vicente Fox, to Discuss Development Plans
at the Ocampo Gold-Silver Project

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to report that Fred George, Chairman and President, met with the President of Mexico, Vicente Fox; Governor of Chihuahua, Jose Reyes Baeza; Secretary of the Economy, Fernando Canales; Secretary of Industrial Development, Alejandro Cano Ricaud; and Director of Mining, Francisco Paredes, earlier this month, in Chihuahua, Mexico. The purpose of this meeting was to discuss Gammon Lake’s development plans at the Ocampo Gold-Silver Project. Gammon Lake has received significant support from the Federal and State Governments in Mexico in obtaining necessary permits required to move the Project through to production. During this meeting Government Officials demonstrated their continued commitment to the development and ongoing operations at the Ocampo Project. Over the next year, the Governments will provide both industrial electrical power to the Project and road paving from Cahuisori to Ocampo.

        “We were extremely honored to be given the opportunity to meet with President Fox again, and other Government Officials,” commented Mr. George. “Gammon Lake has established a very positive working relationship with both Federal and State Governments in Mexico and believes this demonstrates their solid commitment to the Ocampo Project. These initiatives are expected to assist in reducing our capital and operating costs associated with the Project. We look forward to their continued support as Gammon Lake further advances the Ocampo Project toward gold-silver production in 2006.”

Gammon Lake Resources Inc. has been actively exploring and developing the Ocampo Gold-Silver Project, located in Chihuahua, Mexico, since 1999. The Company completed a bankable feasibility study for Phase One development of the Project in November 2004 (see press release #09-2004). It is expected that site preparation for mill and heap-leach construction will begin this month, enabling production from Ocampo to commence by the first quarter of 2006. Annual mine production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver over the first seven years of mining.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. Mr. Dan Kappes, P.E. in Mining and Metallurgy, of Kappes, Cassiday and Associates (KCA) is the Qualified Person responsible for all technical data reported in this news release. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.